UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BEARING MINERAL EXPLORATION, INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

07402D100

(CUSIP Number)

Art Agolli

Suite 300, 714 – 1st Street, SE

Calgary, Alberta

CANADA T2G 2G8

(403) 708-7869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No……………….. 07402D100

1.	Name(s) of Reporting Persons: Art Agolli
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		____(a)
____(b)

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power: 1,777,778 common shares

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 1,777,778 common shares

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,777,778 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 30.94% (based on 5,746,528 common shares issued and outstanding as of April 20, 2012).

14.	Type of Reporting Person: IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Bearing Mineral Exploration, Inc.; a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Suite 300, 714 – 1st Street SE, Calgary, Alberta, Canada, T2G 2G8.

Item 2. Identity and Background

(a)	This statement is filed by Art Agolli (the “Reporting Person”).

(b)	Residence or Business address: 57 Valley Woods Way, NW, Calgary, Alberta, Canada, T3B 6A5.

(c)	Present Principal Occupation or Employment: President and founder of BA Capital Inc.; a Calgary, Alberta based private equity and merchant bank boutique which services the energy sector. The Reporting Person is also the President, Principal Executive Officer, Principal Financial Officer (Principal Accounting Officer), Secretary, treasurer and sole director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the securities that are the subject of this Schedule 13D from the Issuer, pursuant to an Assignment Agreement with the Issuer, whereby the Reporting Person agreed to convey to the Issuer, all of his right, title, and interest in and to a certain letter of intent between the Reporting Person and Sonoro Energy Ltd., in consideration for the issuance of 1,777,778 fully paid and assessable shares of common stock.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares for investment purposes only. The securities subject to this Schedule 13D were acquired from the Issuer in consideration of conveying to the Issuer, all of the Reporting Person’s right, title and interest in and to a certain letter of intent with Sonoro Energy Ltd.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 1,777,778 shares of the Issuer’s common stock and therefore 30.94% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole voting power and dispositive power to the 1,777,778 shares he owns directly.

(c)	The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days that are not reported in Item 1 and 3, above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be filed as Exhibits

Assignment Agreement between the Reporting Person and the Issuer dated for reference April 17, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Art Agolli
Art Agolli

Dated: April 20, 2012